27 January 2011

Mr Jim Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
US Securities and Exchange Commission
Washington D.C. 20549

Re:	AstraZeneca, Plc Form 20-F for Fiscal Year Ended December 31, 2009 File No. 001-11960

Dear Mr Rosenberg,

Further to your letter of January 13, please find attached our responses to the comments you have raised with respect to our Form 20-F for the fiscal year ended 31 December 2009.  In making these responses, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

We trust that these responses provide you with the information you require. Please note that page numbers throughout our response, unless otherwise indicated, refer to our Annual Report and Form 20-F Information 2009.  Where we propose additional or enhanced disclosures these are included in italics in our response to your comments.

Should you have any further queries, please do not hesitate to contact either Paul Kenyon, Senior Vice President Finance, on +44 207 604 8070, Andy Chard, Director of Financial Reporting, on +44 1625 517279 or me, on +44 207 604 8052.

Yours sincerely,

/s/ Simon Lowth

S Lowth
Chief Financial Officer

Directors’ Report:  Resources Skills and Capabilities

Development Pipeline, page 196

1.
Please refer to prior comment two.  We continue to believe that providing more detailed historical R&D cost information is relevant and meaningful to investors.  Consider disclosure of quantitative information at a level that is consistent with criteria used by the R&D Executive Committee in their prioritization and funding of discovery and development projects across the Group for each period presented and to date (e.g. “14 significant life cycle management projects” and “late stage development projects”).  If you do not track R&D expenditures at a level other than the amounts disclosed in your consolidated statement of comprehensive income, please disclose that fact and explain why management does not maintain and evaluate research and development costs at a more detailed level.  Also, for each period presented describe the R&D Executive Committee’s “commercial decisions” that determined “which projects should proceed and what level of investment projects should receive”.

As stated in our letter of November 29, 2010 in response to your prior comment two, the Group does not collect and monitor R&D expenditure according to a matrix of therapy area and stage of research and development.

We will disclose in our next Form 20-F filing that:

•	Our R&D expenditure is managed on a global basis.

•
The development expenditure on any one project is influenced by the overall amount of expenditure that we make on R&D in any one year, and we manage our R&D spend in total rather than on a project-by-project basis or on a therapy area basis.

•
The Group does not collect and monitor R&D expenditure according to a matrix of therapy area and stage of research and development because this is managed on an integrated basis across the Group as part of our global budget.

As disclosed throughout our Annual Report and 20-F Information 2009, there are a number of factors and considerations that we take into account in our oversight of projects as well as in making commercial decisions as to which projects should proceed and what level of investment projects should receive.  In all cases, these factors and considerations are significantly more relevant to our decision-making processes than the historical cost information relating to a particular project and we consider, therefore, that our existing disclosure provides to investors information that is most accurately aligned with that used by our management.

For example, page 80 of our Annual Report and 20-F Information 2009 explains that “the development of any pharmaceutical product candidate....may fail at any stage of the process due to a number of factors, including:

•	Failure to obtain the required regulatory or marketing approvals for the product candidate or the facilities in which it is manufactured.

•	Unfavourable data from key studies.

•	Adverse reactions to the product candidate or indications of other safety concerns.

•	Failure of R&D to develop new product candidates.

•	Failure to demonstrate adequately cost-effective benefits to regulators.

•	The emergence of competing products.”

This comment is reinforced by disclosures on page 20 concerning patient safety and our R&D strategy on page 22, which highlight that trial results, regulatory approval and competitor activity are the primary considerations when making development decisions; that individual disease areas within each Therapy Area are agreed using a regular review process that enables us to deploy our resources in the best way to meet our commercial and scientific objectives; and that market opportunities are evaluated against a set of criteria including unmet medical need, competitive position and our capabilities.

These reviews are used by our R&D Executive Committee to determine the levels of investment we will make in different disease areas.  As described on page 92, “The R&D Executive Committee oversees and prioritises the portfolio of both small molecule and biological discovery and development projects across the Group (whether originating from our own R&D activities or from external sources).  On an annual basis it takes a view across all Therapy Areas and makes decisions based on unmet medical need, commercial and scientific opportunity, competitive position and capability mix.  It is also charged with overseeing a portfolio review process intended to ensure that internal and external opportunities are reviewed using the same criteria and that there is a clear externalisation strategy aligned with the disease area strategies.”  Given that historic or ”sunk” costs  are very rarely the drivers of decisions to continue or terminate an individual project, we consider we have provided the appropriate level and nature of disclosure regarding our commercial decisions.

We also publish a significant amount of information regarding clinical trial results and have a policy of publishing the results of significant regulatory filings as soon as we receive information from regulators.  This information forms a key component of our decision-making process with respect to current projects and, we believe, supplemented by the year-end summary of discontinued products on page 198, is far more relevant and meaningful to investors than historical cost information.  We draw your attention, for example, to page 26, which states “We remain committed to making information about our clinical trial activities publicly available. We publish information on the registration and results of all new and ongoing AstraZeneca sponsored clinical trials for all products in all phases, including marketed medicines, medicines in development and those whose further development has been discontinued. We post results, irrespective of whether they are favourable or unfavourable to AstraZeneca on public websites, including (for small molecule compounds) on our own dedicated website, astrazenecaclinicaltrials.com. By the end of 2009, we had registered over 1,100 trials and published the results of more than 600 trials.”

Our Therapy Area reviews on pages 56 to 74 also describe the nature of and reasons underlying decisions made in the year when projects are discontinued (for example, on page 59 we detail the reason for discontinuance of AZD1305, and on page 69 the impact of the ZEPHYR study on our development of vandetanib).

We believe that our existing disclosure, such as that outlined in the preceding paragraphs, describes in clear and sufficient detail the nature of the criteria used by the R&D Executive Committee in making commercial decisions and, for the reasons stated above, do not consider that disclosure of historical cost information would be meaningful to investors.

2.
You explain that the 2009 decrease in core R&D expenditures of $770 million was due to continued productivity initiatives and lower costs associated with late stage development projects offset by increased investment in biologics.  Please revise to quantify each factor underlying the change in your R&D costs for each period presented.

On page 39 of our Annual Report and 20-F Information 2009, in the Operating Profit (2009 and 2008) table we provide an analysis of the $770 million decline in Research and Development costs.  As the table indicates, the majority of this decline, $472 million, was caused by the impact of exchange, arising from currency movements, between 2008 and 2009. As well as being clearly detailed in the table on page 39, both our commentary on page 38 and the tables on page 40 clearly illustrate that, after removing the effect of exchange rates movements between 2009 and 2008, Core R&D expenditure declined by only 3%, or $150 million. Since the decline after exchange impacts was only $298 million, and $150 million for our Core result, we believe that the level of commentary provided is sufficiently detailed.